SMC GLOBAL SECURITIES LIMITED

Consolidated Statement of Financial Position

Particulars	As at September 30, 2019	
	₹ in thosands	$ in thousands (Convenience translation @ ₹ 70.49 / $)
Assets		
Financial assets		
Cash and cash equivalents	1,358,754	19,275.84
Other bank balances	5,061,140	71,799.40
Receivables		
Trade receivables	3,253,721	46,158.62
Other receivables	570,071	8,087.26
Loans	5,505,398	78,101.83
Investments	1,939,246	27,510.94
Other financial assets	517,121	7,336.09
Non-financial assets		
Inventories	87,889	1,246.83
Current tax assets (net)	284,959	4,042.55
Deferred tax assets (net)	379,611	5,385.32
Assets held for sale	25,079	355.78
Property, plant and equipment	654,064	9,278.82
Capital work in progress	1,050	14.90
Other intangible assets	17,932	254.39
Intangible work-in-progress	2,615	37.10
Other non-financial assets	482,945	6,851.26
Total assets	**20,141,595**	**285,736.93**
Liabilities and equity		
Liabilities		
Financial liabilities		
Payables		
Trade payables	2,402,904	34,088.59
Other payables	41,324	586.24
Debt securities	36,356	515.76
Borrowings	5,243,887	74,391.93
Deposits	104,591	1,483.77
Other financial liabilities	5,053,086	71,685.15
Non-financial liabilities		
Current tax liabilities (net)	8,130	115.34
Provisions	216,885	3,076.82
Other non-financial liabilities	163,345	2,317.28
Equity		
Equity share capital	226,269	3,209.94
Other equity	6,627,997	94,027.48
Non-controlling interest	16,821	238.63
Total liabilities and equity	**20,141,595**	**285,736.93**

SMC GLOBAL SECURITIES LIMITED
Consolidated Statement of Comprehensive Income

Particulars	For the period ended September 30, 2019	
	₹ in thosands	$ in thousands (Convenience translation @ ₹ 70.49 / $)
Revenue from operations		
Fees and commission income	2,165,702	30,723.54
Interest income	821,333	11,651.77
Dividend income	5,160	73.20
Net gain on proprietory trading	797,900	11,319.34
Total revenue from operations	**3,790,095**	**53,767.85**
Other income	27,914	396.00
Total income	**3,818,009**	**54,163.85**
Expenses		
Fees and commission expenses	1,763,386	25,016.12
Employee benefits expenses	882,512	12,519.68
Finance costs	343,516	4,873.26
Depreciation and amortisation	87,662	1,243.61
Impairment on financial instruments	49,079	696.25
Other expenses	457,941	6,496.54
Total expenses	**3,584,096**	**50,845.46**
		-
Profit before share of profit/(loss) of joint venture, exceptional item and tax	**233,913**	**3,318.39**
Share in profit/(loss) in joint venture	(1)	(0.01)
Profit before tax	**233,912**	**3,318.38**
Tax expense:		
Current tax	52,431	743.81
Deferred tax	65,153	924.29
Total tax expense	**117,584**	**1,668.10**
Profit after tax	**116,328**	**1,650.28**
Other comprehensive income		
Items that will not be reclassified subsequently to profit or loss		
Remeasurement of the net defined benefit liability / asset	(382)	(5.42)
Tax effect of Items that will not be reclassified subsequently to profit and loss	546	7.75
Items that will be reclassified subsequently to profit or loss		
Exchange difference on translation of foreign operation	6,404	90.85
Fair value changes on investments	2,823	40.05
Tax effect of Items that will be reclassified subsequently to profit and loss	315	4.47
Total other comprehensive income (net of tax)	**9,706**	**137.70**
Total comprehensive income for the period	**126,034**	**1,787.98**
Profit attributable to:		
Owners of the equity	114,702	1,627.21
Non controlling interest	1,626	23.07
Total comprehensive income attributable to:		
Owners of the equity	124,102	1,760.57
Non controlling interest	1,932	27.41
Earnings per equity share (Face value ₹ 2)		
Basic & Diluted (in ₹)	1.03	0.01

SMC GLOBAL SECURITIES LIMITED

Consolidated Statement of Changes in Equity

₹ in thosands

Particulars	Equity share capital	Other equity										Total	Non controlling interest
		Reserves & surplus					Other comprehensive income				Total attributable to equity holders		
		Securities premium reserve	Retained earnings	General reserve	Capital reserve	Reserve fund u/s 45 IC of RBI act 1934	Remeasurement of the net defined benefit liability / asset	Exchange differences on translating foreign operations	Fair value changes in investments	Tax effect of other component of equity			
Balance as at April 1, 2019	226,269	3,444,891	2,032,755	791,409	103,571	191,121	19,912	(11,397)	18,449	(7,454)	6,583,257	6,809,526	14,888
Changes in equity for the period ended September 30, 2019											-		
Profit for the period	-	-	114,702	-	-	-	-	-	-	-	114,702	114,702	1,626
Addition during the p	-	-	(22,443)	-	-	22,443	(382)	6,404	2,823	861	9,706	9,706	307
Addition/(deduction) on capital reserve	-	-	-	-	-	-	-	-	-	-	-	-	-
Payment of	-	-	(56,905)	-	-	-	-	-	-	-	(56,905)	(56,905)	-
Tax on dividends	-	-	(22,762)	-	-	-	-	-	-	-	(22,762)	(22,762)	-
Balance as at September 30, 2019	226,269	3,444,891	2,045,347	791,409	103,571	213,564	19,530	(4,993)	21,272	(6,593)	6,627,998	6,854,267	16,821
$ in thousands (Convenience translation @ ₹ 70.49 / $)	3,209.94	48,870.63	29,016.13	11,227.25	1,469.30	3,029.71	277.06	(70.83)	301.78	(93.52)	94,027.51	97,237.45	238.64

SMC GLOBAL SECURITIES LIMITED

Consolidated Statement of Cash Flows

Particulars	For the period ended September 30, 2019	
	₹ in thosands	$ in thousands (Convenience translation @ ₹ 70.49 / $)
Cash flows from operating activities:		
Profit after tax	116,328	1,650.28
Adjustments to reconcile net profit to net cash provided by operating activities:		
Tax expense	117,584	1,668.10
Depreciation, amortization and impairment	87,662	1,243.61
Interest expense	343,516	4,873.26
Dividend income	(962)	(13.65)
Interest income other than from financing business	(4,760)	(67.53)
Allowance for impairment of trade receivables	2,088	29.62
Allowance for impairment of loans	47,015	666.97
Allowance for impairment of deposits	(24)	(0.34)
Net loss/profit on derecognition of property, plant and equipment	(206)	(2.92)
Net gain on the investments	(4,142)	(58.76)
Exchange difference on conversion of foreign currency monetary items	(123)	(1.74)
Operating profit before working capital changes	**703,976**	**9,986.90**
Changes in assets and liabilities		
Other bank balances	(570,761)	(8,097.05)
Trade receivables	4,607,378	65,362.15
Other receivables	(163,291)	(2,316.51)
Loans	152,852	2,168.42
Investment carried at fair value through profit and loss	190,415	2,701.31
Inventories	(28,630)	(406.16)
Other financial assets	425,904	6,042.05
Other non-financial assets	(202,503)	(2,872.79)
Trade payables	(60,042)	(851.78)
Other payables	6,469	91.77
Deposits	(32,706)	(463.98)
Other financial liabilities	(1,261,797)	(17,900.37)
Other non-financial liabilities	38,985	553.06
Provisions	27,169	385.43
Cash (used in)/generated from operations	**3,833,418**	**54,382.45**
Income taxes paid (net of refund)	(127,407)	(1,807.45)
Net cash (used in)/generated from operating activities	**3,706,011**	**52,575.00**
Cash flows from investing activities:		
Expenditure on property, plant and equipment including intangible assets, net of sale proceeds	(362,365)	(5,140.66)
Interest received	4,760	67.53
Dividend received	891	12.64
Change in share in Joint Venture	(445)	(6.31)
Net (Payments)/Proceeds to acquire financial assets		
Equity instruments	(1,824)	(25.88)
Security receipts of trust held under securitisation business	(187,001)	(2,652.87)
Debt instruments	(496)	(7.04)
Mutual funds	19,081	270.69
Net cash (used in)/generated from investing activities	**(527,399)**	**(7,481.90)**
Cash flow from financing activities:		
Payment of dividends (including corporate dividend tax)	(79,667)	(1,130.19)
Payment of interest	(343,912)	(4,878.88)
(Repayment)/Proceeds from borrowings (net)	(2,140,433)	(30,365.06)
(Repayment)/Proceeds from debt securities	23,046	326.94
Net cash (used in)/generated from financing activities	**(2,540,966)**	**(36,047.19)**
Net increase/(decrease) in cash and cash equivalents	**637,646**	**9,045.91**
Effect of change in exchange rate on foreign operations and foreign currency monetary items	6,524	92.54
Adjustment on account of change in minority interest	307	4.36
Cash and cash equivalents at the beginning of the period	714,277	10,133.03
Cash and cash equivalents at the end of the period	**1,358,754**	**19,275.84**